
大華銀行
UNITED OVERSEAS BANK


10015783

082-02947

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Co. Reg. No. 193500026Z

Our ref: ANN2010/UOB2010/UOB-A09/at

13 MAY 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sir

ALTERATION OF UOB ARTICLES OF ASSOCIATION

We enclose a certified copy of the special resolution passed at the UOB Extraordinary General Meeting on 30 April 2010 altering the Bank's Articles of Association, for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Encs

dlw 5/26

ANNEXURE



UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 193500026Z

I, Vivien Chan, Company Secretary of the abovementioned Company, hereby certify that at the Extraordinary General Meeting of the abovenamed Company duly convened and held at Pan Pacific Singapore, Pacific 2-3, Level 1, 7 Raffles Boulevard, Marina Square, Singapore 039595 on 30 April 2010 the following Special Resolution was duly passed:-

"Resolution 2: Special Resolution
The Proposed Alteration to the Articles of Association of the Company

THAT the Articles of Association of the Company be altered in the manner as set out in Appendix 1 to the Company's Circular to Shareholders dated 5 April 2010 (the "**Circular**")."

VIVIEN CHAN
COMPANY SECRETARY

13 May 2010

[OVERSEAS FILING/F11-2010/UOB EGM RESO-30.4.2010-ANNEXURE(ORDINARY&SPECIAL RESO).doc]

APPENDIX 1

UNITED OVERSEAS BANK LIMITED

THE PROPOSED ALTERATION TO THE ARTICLES OF ASSOCIATION DULY APPROVED BY SHAREHOLDERS AT THE EXTRAORDINARY GENERAL MEETING HELD ON 30 APRIL 2010

The alteration which is proposed to be made to the Articles is set out below.

New Article 135A

By inserting new Article 135A immediately following Article 135 as follows:

"135A. (1) Whenever the Directors or the Company in General Meeting have resolved or proposed that a dividend (including an interim, final, special or other dividend) be paid or declared on the ordinary share capital of the Company, the Directors may further resolve that members entitled to such dividend be entitled to elect to receive an allotment of ordinary shares credited as fully paid in lieu of cash in respect of the whole or such part of the dividend as the Directors may think fit. In such case, the following provisions shall apply:

(i) the basis of any such allotment shall be determined by the Directors;

(ii) the Directors shall determine the manner in which members shall be entitled to elect to receive an allotment of ordinary shares credited as fully paid in lieu of cash in respect of the whole or such part of any dividend in respect of which the Directors shall have passed such a resolution as aforesaid, and the Directors may make such arrangements as to the giving of notice to members, providing for forms of election for completion by members (whether in respect of a particular dividend or dividends or generally), determining the procedure for making such elections or revoking the same and the place at which and the latest date and time by which any forms of election or other documents by which elections are made or revoked must be lodged, and otherwise make all such arrangements and do all such things, as the Directors consider necessary or expedient in connection with the provisions of this Article 135A;

(iii) the right of election may be exercised in respect of the whole of that portion of the dividend in respect of which the right of election has been accorded provided that the Directors may determine, either generally or in any specific case, that such right shall be exercisable in respect of the whole or any part of that portion; and

(iv) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on ordinary shares in respect whereof the share election has been duly exercised (the "**elected ordinary shares**") and in lieu and in satisfaction thereof ordinary shares shall be allotted and credited as fully paid to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid and for such purpose (notwithstanding the provisions of Article 139), the Directors shall (a) capitalise and apply the amount standing to the credit of any of the Company's reserve accounts or any sum standing to the credit of the profit and loss account or otherwise for distribution as the Directors may determine, such sum as may be required to pay up in full the appropriate number of ordinary shares for allotment and distribution to and among the holders of the elected ordinary shares on such basis, or (b) apply the sum which would otherwise have been payable in cash to the holders of the elected ordinary shares towards payment of the appropriate number of ordinary shares for allotment and distribution to and among the holders of the elected ordinary shares on such basis.

(2) (i) The ordinary shares allotted pursuant to the provisions of paragraph (1) of this Article 135A shall rank *pari passu* in all respects with the ordinary shares then in issue save only as regards participation in the dividend which is the subject of the election referred to above (including the right to make the election referred to above) or any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneous with the payment or declaration of the dividend which is the subject of the election referred to above, unless the Directors shall otherwise specify.

(ii) The Directors may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (1) of this Article 135A, with full power to make such provisions as they think fit in the case of fractional entitlements to shares (including, notwithstanding any provision to the contrary in these Articles, provisions whereby, in whole or in part, fractional entitlements are disregarded or rounded up or down, or whereby the benefit of fractional entitlements accrues to the Company rather than the members).

(3) The Directors may, on any occasion when they resolve as provided in paragraph (1) of this Article 135A, determine that rights of election under that paragraph shall not be made available to the persons who are registered as holders of ordinary shares in the Register of Members or (as the case may be) in the Depository Register, or in respect of ordinary shares the transfer of which is registered, after such date as the Directors may fix subject to such exceptions as the Directors think fit, and in such event the provisions of this Article 135A shall be read and construed subject to such determination.

(4) The Directors may, on any occasion when they resolve as provided in paragraph (1) of this Article 135A, further determine that:

(a) no allotment of shares or rights of election for shares under that paragraph shall be made available or made to members whose registered addresses entered in the Register of Members or (as the case may be) the Depository Register is outside Singapore or to such other members or class of members as the Directors may in their sole discretion decide and in such event the only entitlements of the members aforesaid shall be to receive in cash the relevant dividend resolved or proposed to be paid or declared; and

(b) no allotment of shares or rights of election for shares under that paragraph shall be made available or made to any person, or any person and its associates (as defined in the Banking Act), if such allotment or rights of election would, in the opinion of the Directors, cause any such person, or such person and its associates, to hold or control voting shares in excess of any of the limits which are prescribed in the Banking Act, without the approval of the Minister for Finance.

(5) Notwithstanding the foregoing provisions of this Article 135A, if at any time after the Directors' resolution to apply the provisions of paragraph (1) of this Article 135A in relation to any dividend but prior to the allotment of ordinary shares pursuant thereto, the Directors shall consider that by reason of any event or circumstances (whether arising before or after such resolution) or by reason of any matter whatsoever it is no longer expedient or appropriate to implement the application of paragraph (1) of this Article 135A to any dividend, the Directors may at their absolute discretion and as they deem fit in the interest of the Company, cancel the application of paragraph (1) of this Article 135A."



UNITED OVERSEAS BANK
大華銀行

United Overseas Bank Limited
HEAD OFFICE
80 Raffles Place UOB Plaza Singapore 048624
Tel: (65) 6533 9898 Fax: (65) 6534 2334
uobgroup.com
Co. Reg. No. 193500026Z

Our ref: ANN LTRS/UOB2009/UOB-A08/at

4 May 2010

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sir

RESOLUTIONS PASSED AT THE UOB AGM AND EGM

We enclose a copy of our announcement dated 30 April 2010 on the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

UOB 大華銀行

United Overseas Bank Limited
(Incorporated in the Republic of Singapore)
HEAD OFFICE
80 Raffles Place UOB Plaza Singapore 048624
Tel: (65) 6533 9898 Fax: (65) 6534 2334
uobgroup.com
Co. Reg. No. 193500026Z

ANNOUNCEMENT

RESOLUTIONS PASSED AT THE UOB AGM AND EGM

Singapore, 30 April 2010 – United Overseas Bank Limited ("UOB") wishes to announce that all the resolutions relating to the business set out in the Company's Notice of Annual General Meeting ("AGM") dated 5 April 2010, including the payment of the final one-tier tax-exempt dividend of 40 cents per ordinary share ("Share") for the financial year ended 31 December 2009 (the "FY09 Dividend") have been duly passed by shareholders at the AGM held on 30 April 2010.

UOB wishes to further announce that the resolutions set out in the Notice of the Extraordinary General Meeting ("EGM") dated 5 April 2010 on the proposed renewal of the share purchase mandate, alteration of Articles of Association and authority for directors to issue new Shares under the scrip dividend scheme (the "Scheme") have been duly passed by shareholders at the EGM held on 30 April 2010. The Scheme will now be applied to the FY09 Dividend to give shareholders the option of receiving the FY09 Dividend in the form of new Shares in lieu of cash.

The relevant dates and events in relation to the application of the Scheme to the FY09 Dividend are:-

Relevant Dates	Events
5.00 p.m. on 3 May 2010 *(Monday)*	Last day for Overseas Shareholders to provide Singapore addresses
6 May 2010 *(Thursday)*	Last day on which Shares quoted "cum-dividend"
7 May 2010 *(Friday)*	Shares quoted "ex-dividend"
7 May 2010 to 11 May 2010 (both dates inclusive)	Period for determining the Issue Price
5.00 p.m. on 11 May 2010 *(Tuesday)*	Books Closure Date
12 May 2010 *(Wednesday)*	Announcement of Issue Price

Relevant Dates	Events
On or about 25 May 2010 *(Tuesday)*	Despatch of Notices of Election
8 June 2010 *(Tuesday)*	Last day for eligible shareholders to submit Notices of Election
25 June 2010 *(Friday)*	Dividend Payment Date (in cash or in New Shares)
28 June 2010 *(Monday)*	New Shares to be credited to Securities Account of Depositors and listed on the SGX-ST



Mrs Vivien Chan
Company Secretary



大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 Fax (65) 6534 2334
www.uobgroup.com
Co. Reg. No. 193500026Z

Our ref: ANN/UOB2010/UOB-A10/VC/sc

7 May 2010

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sir

UNAUDITED RESULTS FOR THE THREE MONTHS/FIRST QUARTER ENDED 31 MARCH 2010

We enclose a copy of our announcement dated 7 May 2010 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

UOB 大華銀行

United Overseas Bank Limited
(Incorporated in the Republic of Singapore)
HEAD OFFICE
80 Raffles Place UOB Plaza Singapore 048624
Tel: (65) 6533 9898 Fax: (65) 6534 2334
uobgroup.com
Co. Reg. No. 193500026Z

To: All Shareholders

The Board of Directors of United Overseas Bank Limited wishes to make the following announcement:

Financial Results
The unaudited financial results of the Group for the first quarter of 2010 are enclosed.

Dividends
Ordinary share dividend
No dividend on ordinary shares has been declared for the first quarter of 2010.

Preference share dividends
On 15 March 2010, a semi-annual dividend at an annual rate of 5.796% totalling USD14 million (1Q09: USD14 million) was paid on the 5,000 non-cumulative non-convertible guaranteed SPV-A preference shares issued by the Bank's wholly-owned subsidiary, UOB Cayman I Limited.

On 15 March 2010, a semi-annual one-tier tax-exempt dividend of 5.05% per annum totalling S$33 million (1Q09: S$33 million) was paid on the Bank's S$1.32 billion Class E non-cumulative non-convertible preference shares.

Confirmation by Directors
The Board of Directors hereby confirms that, to the best of its knowledge, nothing has come to its attention which may render the unaudited financial results of the Group for the first quarter of 2010 to be false or misleading.

BY ORDER OF THE BOARD
UNITED OVERSEAS BANK LIMITED



Mrs Vivien Chan
Secretary

Dated this 7th day of May 2010

The results are also available at uobgroup.com



Group Financial Report

For the First Quarter 2010

United Overseas Bank Limited
Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

UOB 大華銀行

Contents

Page

Appendix

Notes:

1 The financial statements are presented in Singapore dollars.

2 Certain comparative figures have been restated to conform with the current period's presentation.

3 Certain figures in this report may not add up to the respective totals due to rounding.

4 Amounts less than $500,000 in absolute term are shown as "0".

"NM" denotes not meaningful.

UOB 大華銀行

Financial Highlights

	1Q10	4Q09	+/(-) %	1Q09	+/(-) %
Profit and loss summary ($m)					
Net interest income	**900**	892	0.9	949	(5.2)
Non-interest income	**602**	350	71.9	434	38.6
Total income	**1,502**	1,242	20.9	1,384	8.6
Less: Total expenses	**542**	554	(2.1)	491	10.5
Operating profit	**960**	688	39.4	893	7.5
Less: Amortisation/impairment charges	**111**	47	136.0	380	(70.8)
Add: Share of profit of associates	**25**	19	28.3	10	149.2
Less: Tax and minority interests	**174**	139	24.9	114	52.2
Net profit after tax [1]	**700**	522	34.2	409	71.2
Financial indicators					
Non-interest income/Total income (%)	**40.1**	28.2	11.9% pt	31.4	8.7% pt
Overseas profit contribution (%)	**31.0**	19.0	12.0% pt	32.8	(1.8)% pt
Earnings per ordinary share ($) [2, 3]					
Basic	**1.63**	1.31	24.4	1.01	61.4
Diluted	**1.62**	1.31	23.7	1.01	60.4
Return on average ordinary shareholders' equity (%) [2, 3]	**14.2**	12.1	2.1% pt	11.2	3.0% pt
Return on average total assets (%) [3]	**1.37**	1.16	0.21% pt	0.90	0.47% pt
Net interest margin (%) [3]	**2.25**	2.28	(0.03)% pt	2.41	(0.16)% pt
Expense/Income ratio (%)	**36.1**	44.6	(8.5)% pt	35.5	0.6% pt
Loan charge off rate (bp) [3]					
Exclude collective impairment	**4**	50	(46)bp	66	(62)bp
Include collective impairment	**24**	43	(19)bp	84	(60)bp

Notes:

1 Refer to profit attributable to equity holders of the Bank.

2 Calculated based on profit attributable to equity holders of the Bank net of preference share dividends.

3 Computed on an annualised basis for quarters.

Financial Highlights *(cont'd)*

	Mar-10	Dec-09	+/(-) %	Mar-09	+/(-) %
Financial indicators					
Customer loans (net) ($m)	**100,577**	99,201	1.4	99,660	0.9
Customer deposits ($m)	**125,570**	121,502	3.3	119,357	5.2
Loans/Deposits ratio (%) [1]	**81.5**	81.6	(0.1)% pt	83.5	(2.0)% pt
NPL ratio (%) [2]	**2.0**	2.2	(0.2)% pt	2.1	(0.1)% pt
Total assets ($m)	**191,587**	185,578	3.2	178,543	7.3
Shareholders' equity ($m) [3]	**19,926**	18,986	4.9	16,260	22.5
Net asset value ("NAV") per ordinary share ($) [4]	**11.80**	11.17	5.6	9.37	25.9
Revalued NAV per ordinary share ($) [4]	**13.41**	12.76	5.1	11.30	18.7
Capital adequacy ratios (%)					
Tier 1	**14.9**	14.0	0.9% pt	12.3	2.6% pt
Total	**20.0**	19.0	1.0% pt	17.3	2.7% pt

Notes:

1 Refer to net customer loans and customer deposits.
2 Refer to non-performing loans (excluding debt securities and contingent assets) as a percentage of gross customer loans.
3 Refer to equity attributable to equity holders of the Bank.
4 Preference shares are excluded from the computation.

Performance Review

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ("FRS") with modification to FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning, as provided in Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore ("MAS").

The new or amended FRS and Interpretations to FRS ("INT FRS") applicable to the Group with effect from 1 January 2010 are listed below. The adoption of these FRS and INT FRS has no significant impact on the financial statements of the Group.

- FRS27 Consolidated and Separate Financial Statements
- FRS103 Business Combinations
- INT FRS117 Distributions of Non-cash Assets to Owners
- Amendments to FRS32 Financial Instruments: Presentation - Classification of Rights Issue
- Amendments to FRS39 Financial Instruments: Recognition and Measurement - Eligible Hedged Item
- Amendments to FRS102 Share-based Payment - Group Cash-settled Share-based Payment Transactions

Other than the above changes, the accounting policies and computation methods adopted in the financial statements for the first quarter of 2010 are the same as those adopted in the audited financial statements for the financial year ended 31 December 2009.

First quarter 2010 ("1Q10") versus fourth quarter 2009 ("4Q09")

Group net profit after tax ("NPAT") rose 34.2% to $700 million in 1Q10, while operating profit grew 39.4% to $960 million. Excluding the $82 million gain from the sale of UOB Life Assurance Limited ("UOB Life"), NPAT rose 18.5% driven by strong growth in our core business.

Total operating income increased 20.9% to $1,502 million. Net interest income grew 0.9% to $900 million, led by growth in interest bearing assets and higher loan yield. Non-interest income rose 71.9% to $602 million, underpinned by strong growth in almost all business areas. Trading and investment activities, as well as loan-related and fund management business contributed to the increase in non-interest income. Growth in the loan business was healthy with loan-related fee income registering an increase of 38.6% to $77 million.

Total operating expenses declined 2.1% to $542 million as a result of disciplined cost management. Expense-to-income ratio improved 8.5% points to 36.1%.

Impairment charges increased 144.1% to $108 million. The increase was largely due to collective impairment provided for loans and investments as compared to last quarter's writeback, partly offset by lower individual impairment on loans.

Net customer loans grew 1.4% to $100.6 billion from the previous quarter mainly from housing loans. NPL ratio improved to 2.0%.

Shareholders' equity increased 4.9% over 31 December 2009 to $19.9 billion as at 31 March 2010. The increase was mainly contributed by higher retained earnings, foreign exchange translation and improved valuation of the investment portfolio.

Group Tier 1 and total capital adequacy ratios were higher at 14.9% and 20.0% as at 31 March 2010 respectively largely due to higher retained earnings.

Performance Review *(cont'd)*

First quarter 2010 ("1Q10") versus first quarter 2009 ("1Q09")

Group NPAT grew 71.2% to $700 million in 1Q10. Excluding the $82 million gain from the sale of UOB Life, NPAT increased 51.1%, largely on reduced impairment charges and higher non-interest income.

Total operating income increased 8.6% to $1,502 million. Apart from the gain from sale of UOB Life, non-interest income from most of the core business areas including investment activities, credit card and fund management business registered increases. Net interest income was lower due to compressed net interest margin.

Total operating expenses increased 10.5% to $542 million largely on higher staff costs. Expense-to-income ratio increased 0.6% point to 36.1%.

Impairment charges decreased 71.3% to $108 million, mainly due to lower individual impairment on loans and lower collective impairment.

Net customer loans of $100.6 billion as at 31 March 2010 was 0.9% higher than a year ago, primarily driven by housing loans. NPL ratio improved to 2.0% from a year ago.

Shareholders' equity grew 22.5% over a year ago to $19.9 billion as at 31 March 2010 contributed largely by improved valuation of the investment portfolio.

Group Tier 1 and total capital adequacy ratios were higher at 14.9% and 20.0% as at 31 March 2010 respectively over a year ago. The increase was primarily due to lower risk-weighted assets and higher reserves arising mainly from higher retained earnings as well as lower revaluation loss on available-for-sale assets.

UOB 大華銀行

Net Interest Income

Net interest margin

	1Q10			4Q09			1Q09		
	Average balance	**Interest**	**Average rate**	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	**$m**	**%**	$m	$m	%	$m	$m	%
Interest bearing assets									
Customer loans	**98,159**	**928**	**3.84**	98,479	926	3.73	100,784	1,056	4.25
Interbank balances	**29,346**	**97**	**1.34**	23,306	84	1.43	28,589	145	2.06
Securities	**35,072**	**198**	**2.29**	33,137	194	2.33	30,342	228	3.05
Total	**162,577**	**1,224**	**3.05**	154,922	1,204	3.08	159,715	1,429	3.63
Interest bearing liabilities									
Customer deposits	**125,249**	**248**	**0.80**	119,360	244	0.81	121,586	355	1.18
Interbank balances/other	**33,073**	**76**	**0.93**	30,285	68	0.90	34,206	125	1.49
Total	**158,322**	**324**	**0.83**	149,644	312	0.83	155,792	480	1.25
Net interest margin [1]			**2.25**			2.28			2.41

Volume and rate analysis

	1Q10 vs 4Q09			1Q10 vs 1Q09		
	Volume change	Rate change	Net change	Volume change	Rate change	Net change
	$m	$m	$m	$m	$m	$m
Interest income						
Customer loans	(3)	26	23	(27)	(100)	(127)
Interbank balances	22	(7)	15	4	(52)	(48)
Securities	11	(3)	8	36	(65)	(30)
Total	30	17	47	12	(218)	(206)
Interest expense						
Customer deposits	12	(3)	9	11	(118)	(107)
Interbank balances/other	4	5	9	(5)	(44)	(49)
Total	17	2	18	6	(162)	(157)
Change in number of days	-	-	(20)	-	-	-
Net interest income	14	15	8	6	(56)	(49)

1Q10 vs 4Q09

Net interest income grew 0.9% to $900 million. The increase was largely contributed by growth in interest bearing assets and higher loan yield. Net interest margin decreased 3 basis points to 2.25% for the quarter.

1Q10 vs 1Q09

Net interest income decreased 5.2% to $900 million mainly due to lower interest margin. Net interest margin was 16 basis points lower than that of 1Q09 as the drop in asset yields outpaced the reduced borrowing costs.

Note:

1 Net interest margin represents annualised net interest income as a percentage of total interest bearing assets.

Non-Interest Income

	1Q10	4Q09	+/(-)	1Q09	+/(-)
	$m	$m	%	$m	%
Fee and commission income					
Credit card	**45**	44	1.0	35	29.8
Fund management	**34**	23	49.6	26	33.7
Investment-related	**25**	24	3.5	17	44.2
Loan-related	**77**	56	38.6	76	1.3
Service charges	**23**	22	1.7	22	2.7
Trade-related	**50**	52	(4.1)	43	15.7
Other	**29**	25	18.9	20	45.1
	284	247	15.1	240	18.4
Dividend income	**3**	4	(30.2)	4	(21.6)
Rental income	**30**	36	(17.4)	34	(13.8)
Other operating income					
Net gain/(loss) from:					
Trading activities	**31**	1	NM	33	(5.9)
Non-trading activities					
Financial instruments measured at fair value to profit and loss	**56**	47	19.0	29	92.5
Available-for-sale assets and other	**100**	(16)	NM	69	44.1
	187	32	481.5	131	42.3
Other income	**99**	31	218.0	25	294.3
	285	63	352.0	156	82.7
Total	**602**	350	71.9	434	38.6

1Q10 vs 4Q09
Non-interest income increased 71.9% to $602 million. Apart from the gain from sale of UOB Life, the increase was mainly attributed to higher trading and investment income, as well as loan-related and fund management business.

1Q10 vs 1Q09
Non-interest income increased 38.6% to $602 million. Apart from the gain from sale of UOB Life, the increase was driven by growth in investment activities, credit card and fund management business.

Operating Expenses

	1Q10	4Q09	+/(-)	1Q09	+/(-)
	$m	$m	%	$m	%
Staff costs	**301**	308	(2.1)	259	16.3
Other operating expenses					
Revenue-related	**112**	125	(10.6)	111	0.9
Occupancy-related	**53**	53	(1.2)	52	0.5
IT-related	**51**	44	16.4	40	28.5
Other	**26**	24	7.7	29	(11.4)
	241	246	(2.0)	232	4.0
Total	**542**	554	(2.1)	491	10.5
Of which, depreciation of assets	**34**	37	(6.6)	33	2.2
Manpower (number)	**20,660**	20,431	229no.	21,940	(1,280)no.

1Q10 vs 4Q09
Total operating expenses decreased 2.1% to $542 million as a result of disciplined cost management.

1Q10 vs 1Q09
Total operating expenses increased 10.5% to $542 million mainly on higher staff costs.

Impairment Charges

	1Q10	4Q09	+/(-)	1Q09	+/(-)
	$m	$m	%	$m	%
Individual impairment on loans [1]					
Singapore	**(11)**	58	(119.6)	62	(118.2)
Malaysia	**14**	26	(47.0)	22	(38.0)
Thailand	**13**	10	35.8	21	(38.3)
Indonesia	**4**	6	(34.4)	6	(35.4)
Greater China [2]	**(1)**	9	(108.7)	2	(135.4)
Other	**(9)**	19	(147.3)	56	(115.6)
	10	127	(92.4)	169	(94.3)
Individual impairment on securities and other assets	**22**	(23)	NM	34	(35.4)
Collective impairment	**77**	(59)	NM	174	(55.9)
Total	**108**	44	144.1	378	(71.3)

1Q10 vs 4Q09

Impairment charges increased 144.1% to $108 million. The increase was largely due to collective impairment provided for loans and investments as compared to last quarter's writeback, partly offset by lower individual impairment on loans.

1Q10 vs 1Q09

Impairment charges decreased 71.3% to $108 million, mainly due to lower individual impairment on loans and lower collective impairment.

Notes:

1 Based on the location where the non-performing loans are booked.

2 Comprise China, Hong Kong S.A.R. and Taiwan.

Customer Loans

	Mar-10	Dec-09	Mar-09
	$m	$m	$m
Gross customer loans	**103,145**	101,744	101,952
Less: Individual impairment	**935**	973	848
Collective impairment	**1,633**	1,570	1,444
Net customer loans	**100,577**	99,201	99,660
By industry			
Transport, storage and communication	**6,311**	6,301	5,999
Building and construction	**11,777**	11,718	12,713
Manufacturing	**8,693**	8,794	9,853
Financial institutions	**14,854**	14,741	16,492
General commerce	**12,650**	12,770	13,043
Professionals and private individuals	**13,496**	13,346	12,858
Housing loans	**28,623**	27,444	24,650
Other	**6,740**	6,630	6,342
Total (gross)	**103,145**	101,744	101,952
By currency			
Singapore dollar	**59,592**	59,978	56,461
US dollar	**13,093**	12,813	15,810
Malaysian ringgit	**12,392**	11,414	11,235
Thai baht	**6,246**	5,944	6,172
Indonesian rupiah	**2,976**	2,890	2,390
Other	**8,845**	8,705	9,884
Total (gross)	**103,145**	101,744	101,952
By maturity			
Within 1 year	**39,130**	37,772	37,761
Over 1 year but within 3 years	**20,335**	21,087	21,059
Over 3 years but within 5 years	**11,004**	10,615	12,621
Over 5 years	**32,676**	32,270	30,511
Total (gross)	**103,145**	101,744	101,952
By geography [1]			
Singapore	**67,161**	67,350	65,341
Malaysia	**13,170**	12,120	11,807
Thailand	**6,398**	6,077	6,311
Indonesia	**3,594**	3,499	3,080
Greater China	**4,143**	4,011	4,622
Other	**8,679**	8,688	10,792
Total (gross)	**103,145**	101,744	101,952

Net customer loans increased 1.4% from last quarter and 0.9% from a year ago to $100.6 billion as at 31 March 2010 due to housing loans. By geography, Malaysia was the largest contributor to loan growth for the quarter while both Singapore and Malaysia contributed to the improvement year-on-year.

Note:

1 Based on the location where the loans are booked.

UOB 大華銀行

Non-Performing Assets

	Mar-10	Dec-09	Mar-09
	$m	$m	$m
Loans ("NPL")	**2,153**	2,260	2,185
Debt securities	**470**	462	264
Non-Performing Assets ("NPA")	**2,623**	2,722	2,449
By grading			
Substandard	**1,555**	1,623	1,406
Doubtful	**399**	519	338
Loss	**669**	580	705
Total	**2,623**	2,722	2,449
By security coverage			
Secured	**1,117**	1,180	1,103
Unsecured	**1,506**	1,542	1,346
Total	**2,623**	2,722	2,449
By ageing			
Current	**419**	351	420
Within 90 days	**491**	489	472
Over 90 to 180 days	**191**	333	338
Over 180 days	**1,522**	1,549	1,219
Total	**2,623**	2,722	2,449
Cumulative impairment			
Individual	**1,178**	1,200	1,068
Collective	**1,744**	1,657	1,509
Total	**2,922**	2,857	2,577
As a % of NPA	**111.4%**	105.0%	105.2%
As a % of unsecured NPA	**194.0%**	185.3%	191.5%

	NPL	**NPL ratio**[1]	NPL	NPL ratio	NPL	NPL ratio
	$m	**%**	$m	%	$m	%
NPL by industry						
Transport, storage and communication	**79**	**1.3**	78	1.2	28	0.5
Building and construction	**168**	**1.2**	208	1.6	179	1.2
Manufacturing	**644**	**7.3**	678	7.6	626	6.2
Financial institutions	**208**	**1.4**	206	1.4	265	1.6
General commerce	**369**	**2.8**	385	2.9	431	3.2
Professionals and private individuals	**215**	**1.6**	228	1.7	282	2.2
Housing loans	**277**	**1.0**	310	1.1	307	1.2
Other	**193**	**2.7**	167	2.3	67	0.9
Total	**2,153**	**2.0**	2,260	2.2	2,185	2.1

Note:

1 Debt securities and contingent assets are excluded from the computation.

Non-Performing Assets *(cont'd)*

	NPL	NPL ratio [1]	Total cumulative impairment as a % of NPL	Total cumulative impairment as a % of unsecured NPL
	$m	%	%	%
NPL by geography [2]				
Singapore				
Mar 10	**831**	**1.2**	**208.5**	**341.1**
Dec 09	923	1.4	185.5	299.8
Mar 09	822	1.2	171.8	356.6
Malaysia				
Mar 10	**442**	**3.3**	**71.9**	**230.4**
Dec 09	435	3.5	68.3	225.0
Mar 09	438	3.6	63.0	231.9
Thailand				
Mar 10	**419**	**5.9**	**70.4**	**119.9**
Dec 09	409	6.1	69.9	120.7
Mar 09	430	6.2	69.3	101.4
Indonesia				
Mar 10	**106**	**2.9**	**66.0**	**250.0**
Dec 09	106	3.0	63.2	304.5
Mar 09	89	2.9	68.5	290.5
Greater China				
Mar 10	**85**	**2.1**	**81.2**	**222.6**
Dec 09	105	2.6	83.8	220.0
Mar 09	119	2.5	73.1	135.9
Other				
Mar 10	**270**	**3.1**	**30.7**	**67.5**
Dec 09	282	3.2	33.0	78.2
Mar 09	287	2.6	55.1	84.0
Group NPL				
Mar 10	**2,153**	**2.0**	**119.3**	**239.1**
Dec 09	2,260	2.2	112.5	226.9
Mar 09	2,185	2.1	104.9	211.8

Group NPL declined 4.7% from last quarter and 1.5% from a year ago to $2,153 million as at 31 March 2010. NPL ratio improved against both comparative periods to 2.0%.

Notes:

1 Debt securities and contingent assets are excluded from the computations.

2 Based on the location where the non-performing loans are booked.

Customer Deposits

	Mar-10	Dec-09	Mar-09
	$m	$m	$m
By product group			
Fixed deposits	**65,332**	64,343	72,324
Savings deposits	**31,232**	30,121	26,226
Current accounts	**24,911**	25,200	19,490
Other	**4,095**	1,838	1,317
Total	**125,570**	121,502	119,357
By maturity			
Within 1 year	**121,993**	117,602	115,396
Over 1 year but within 3 years	**2,411**	2,795	2,591
Over 3 years but within 5 years	**771**	738	880
Over 5 years	**394**	367	490
Total	**125,570**	121,502	119,357
Loans/Deposits ratio (%)	**81.5**	81.6	83.5

Customer deposits was $125.6 billion as at 31 March 2010, an increase of 3.3% from the previous quarter. Year-on-year, customer deposits increased 5.2%, led by current accounts and savings deposits, partially offset by lower fixed deposits.

Debts Issued

	Mar-10	Dec-09	Mar-09
	$m	$m	$m
Subordinated debts			
Due after one year (unsecured)	**5,588**	5,354	5,717
Other debts issued			
Due within one year (unsecured)	**427**	576	575
Due after one year (unsecured)	**107**	114	236
	534	690	812
Total	**6,122**	6,044	6,529

Shareholders' Equity

	Mar-10	Dec-09	Mar-09
	$m	$m	$m
Shareholders' equity	**19,926**	18,986	16,260
Add: Revaluation surplus	**2,416**	2,394	2,909
Shareholders' equity including revaluation surplus	**22,342**	21,380	19,169

Shareholders' equity increased 4.9% over 31 December 2009 to $19.9 billion as at 31 March 2010. The increase was mainly contributed by higher retained earnings, foreign exchange translation and improved valuation of the investment portfolio.

Compared to a year ago, shareholders' equity grew 22.5% largely attributed to improved valuation of the investment portfolio.

As at 31 March 2010, revaluation surplus of $2.4 billion on the Group's properties was not recognised in the financial statements.

Changes in Issued Shares of the Bank

	Number of shares	
	1Q10	1Q09
	'000	'000
Balance at beginning/end of period		
Ordinary shares	**1,524,194**	1,523,931
Treasury shares	**(18,175)**	(18,320)
Ordinary shares net of treasury shares	**1,506,019**	1,505,611
Class E non-cumulative non-convertible preference shares	**13,200**	13,200

As at 31 March 2010, there were no outstanding and exercisable options (31 March 2009: 267,000) that would render new shares to be issued.

Performance by Operating Segment

The Group's businesses are organised into the following four segments based on the types of products and services that it provides:

Group Retail ("GR")
GR segment covers Consumer, Privilege and Business Banking. Consumer Banking serves the individual customers, while Business Banking serves small enterprises with a wide range of products and services, including deposits, loans, investments, credit and debit cards and insurance products. Privilege Banking provides an extended range of financial services, including wealth management, offshore and restricted products such as structured notes, funds of hedge funds, and high networth insurance plans to the wealthy and affluent customers.

Segment profit increased 15.6% to $252 million in 1Q10. The increase was mainly due to higher fee and commission income from investment products and credit cards and lower impairment charges. These were partly negated by higher operating expenses.

Group Institutional Financial Services ("GIFS")
GIFS segment encompasses Commercial Banking, Corporate Banking, Corporate Finance, Debt Capital Markets and Private Banking. Commercial Banking serves the medium and large enterprises, while Corporate Banking serves large local corporations, government-linked companies and agencies. Both Commercial Banking and Corporate Banking provide customers with a broad range of products and services that include current accounts, deposits, lending, asset finance, ship finance, trade finance, structured finance, cash management and cross-border payments. Corporate Finance provides services that include lead managing and underwriting equity offerings and corporate advisory services. Debt Capital Markets specialises in solution-based structures to meet clients' financing requirements in structuring, underwriting and arranging syndicated loans for general corporate needs, leveraged buy-outs, project and structured finance, and underwriting and lead managing bond issues. Private Banking caters to the high net worth individuals and accredited investors, offering financial and portfolio planning, including investment management, asset management and estate planning.

Segment profit increased 120.2% to $359 million in 1Q10. The increase was largely due to lower impairment charges on loans.

Global Markets and Investment Management ("GMIM")
GMIM segment provides a comprehensive range of treasury products and services, including foreign exchange, money market, fixed income, derivatives, margin trading, futures broking, gold products, as well as an array of structured products. It is a dominant player in Singapore dollar treasury instruments as well as a provider of banknote services in the region. It also engages in asset management, proprietary investment activities and management of excess liquidity and capital funds.

Segment profit decreased 35.1% to $231 million in 1Q10. The decrease was mainly attributed to lower income from money market, trading and investment activities.

Other
Other segment includes property-related activities, insurance businesses and income and expenses not attributable to other operating segments.

The segment recorded a profit of $32 million in 1Q10 compared to a loss of $214 million in 1Q09. This was mainly due to higher realised gain on investment securities, gain on sale of UOB Life and lower collective impairment.

Performance by Operating Segment [1] *(cont'd)*

	GR	GIFS	GMIM	Other	Elimination	Total
	$m	$m	$m	$m	$m	$m
1Q10						
Operating income [2]	522	462	321	226	(29)	1,502
Operating expenses	(263)	(114)	(89)	(105)	29	(542)
Impairment charges	(6)	13	(2)	(113)	-	(108)
Amortisation of intangible assets	(1)	(2)	-	-	-	(3)
Share of profit of associates	-	-	1	24	-	25
Profit before tax	252	359	231	32	-	874
Segment assets	45,126	58,370	80,598	4,609	(2,582)	186,121
Intangible assets	1,181	2,303	669	80	-	4,233
Investment in associates	-	-	18	1,215	-	1,233
Total assets	46,307	60,673	81,285	5,904	(2,582)	191,587
Segment liabilities	62,593	57,236	45,706	8,535	(2,582)	171,488
Other information						
Inter-segment operating income	27	(29)	(41)	72	(29)	-
Gross customer loans	44,831	57,791	438	85	-	103,145
Non-performing assets	603	1,550	307	163	-	2,623
Capital expenditure	4	-	-	9	-	13
Depreciation of assets	4	1	1	28	-	34
1Q09						
Operating income [2]	451	480	449	33	(29)	1,384
Operating expenses	(204)	(120)	(83)	(113)	29	(491)
Impairment charges	(28)	(196)	(12)	(142)	-	(378)
Amortisation of intangible assets	(1)	(1)	-	-	-	(2)
Share of profit of associates	-	-	2	8	-	10
Profit before tax	218	163	356	(214)	-	523
Segment assets	38,978	64,426	66,804	6,021	(2,959)	173,270
Intangible assets	1,181	2,285	665	80	-	4,211
Investment in associates	-	-	30	1,032	-	1,062
Total assets	40,159	66,711	67,499	7,133	(2,959)	178,543
Segment liabilities	58,863	60,188	36,714	9,330	(2,959)	162,136
Other information						
Inter-segment operating income	86	(114)	6	51	(29)	-
Gross customer loans	38,624	63,131	98	99	-	101,952
Non-performing assets	652	1,532	123	142	-	2,449
Capital expenditure	6	1	1	26	-	34
Depreciation of assets	4	1	-	28	-	33

Notes:

1 Transfer prices between operating segments are on arm's length basis in a manner similar to transactions with third parties.

2 No operating income from transactions with a single external customer or counterparty amounted to 10% or more of the Group's operating income in the financial periods reported above.

3 Certain prior period comparatives have been restated to reflect the re-alignment of the organisation to be more segment focused.

Performance by Geographical Segment [1]

	1Q10	4Q09	1Q09
	$m	$m	$m
Total operating income			
Singapore	**979**	794	900
Malaysia	**176**	141	154
Thailand	**109**	100	110
Indonesia	**97**	89	88
Greater China	**47**	40	45
Other	**94**	78	87
Total	**1,502**	1,242	1,384
Profit before tax			
Singapore	**605**	537	353
Malaysia	**98**	44	83
Thailand	**26**	14	21
Indonesia	**45**	36	41
Greater China	**23**	1	17
Other	**79**	32	11
	877	664	526
Intangible assets amortised	**(3)**	(3)	(2)
Total	**874**	661	523

Singapore and the regional countries accounted for 69.0% and 19.3% of the Group's pre-tax profit in 1Q10 respectively.

	Mar-10	Dec-09	Mar-09
	$m	$m	$m
Total assets			
Singapore	**128,890**	121,190	118,578
Malaysia	**18,897**	17,776	16,019
Thailand	**9,725**	9,509	9,032
Indonesia	**4,945**	4,920	4,263
Greater China	**7,405**	7,132	8,156
Other	**17,493**	20,822	18,284
	187,354	181,349	174,332
Intangible assets	**4,233**	4,229	4,211
Total	**191,587**	185,578	178,543

Note:

1 Based on the location where the transactions and assets are booked which approximates that based on the location of the customers and assets. Information is stated after elimination of inter-segment transactions.

Capital Adequacy Ratios

	Mar-10	Dec-09	Mar-09
	$m	$m	$m
Tier 1 capital			
Share capital	**1,902**	1,902	1,896
Preference shares	**2,149**	2,149	2,149
Disclosed reserves/other	**15,859**	15,189	14,171
Deductions from Tier 1 capital	**(4,819)**	(5,113)	(5,089)
Eligible Tier 1 capital	**15,091**	14,127	13,127
Tier 2 capital			
Cumulative collective impairment/other	**863**	912	622
Subordinated notes	**4,785**	4,767	5,365
Deductions from Tier 2 capital	**(468)**	(623)	(617)
Eligible total capital	**20,271**	19,183	18,497
Risk-weighted assets	**101,414**	100,908	106,634
Capital adequacy ratios ("CAR")			
Tier 1	**14.9%**	14.0%	12.3%
Total	**20.0%**	19.0%	17.3%

As at 31 March 2010, Group Tier 1 and total CAR of 14.9% and 20.0% were well above the minimum 6% and 10% required by MAS respectively.

The increase in CAR over 31 December 2009 was largely attributed to higher retained earnings.

The higher CAR over 31 March 2009 were primarily due to lower risk-weighted assets and higher reserves arising mainly from higher retained earnings as well as lower revaluation loss on available-for-sale assets.

Consolidated Profit and Loss Account (Unaudited)

	1Q10	4Q09	+/(-)	1Q09	+/(-)
	$m	$m	%	$m	%
Interest income	**1,224**	1,204	1.6	1,429	(14.4)
Less: Interest expense	**324**	312	3.6	480	(32.6)
Net interest income	**900**	892	0.9	949	(5.2)
Dividend income	**3**	4	(30.2)	4	(21.6)
Fee and commission income	**284**	247	15.1	240	18.4
Rental income	**30**	36	(17.4)	34	(13.8)
Other operating income	**285**	63	352.0	156	82.7
Non-interest income	**602**	350	71.9	434	38.6
Total operating income	**1,502**	1,242	20.9	1,384	8.6
Less: Staff costs	**301**	308	(2.1)	259	16.3
Other operating expenses	**241**	246	(2.0)	232	4.0
Total operating expenses	**542**	554	(2.1)	491	10.5
Operating profit before charges	**960**	688	39.4	893	7.5
Less: Amortisation/impairment charges					
Intangible assets	**3**	3	2.9	2	16.3
Loans and other assets	**108**	44	144.1	378	(71.3)
Operating profit after charges	**849**	641	32.4	513	65.5
Share of profit of associates	**25**	19	28.3	10	149.2
Profit before tax	**874**	661	32.2	523	67.1
Less: Tax	**167**	134	24.2	112	49.4
Profit for the financial period	**707**	527	34.3	412	71.9
Attributable to:					
Equity holders of the Bank	**700**	522	34.2	409	71.2
Minority interests	**7**	5	43.2	2	181.9
	707	527	34.3	412	71.9

Consolidated Statement of Comprehensive Income (Unaudited)

	1Q10	4Q09	+/(-)	1Q09	+/(-)
	$m	$m	%	$m	%
Profit for the financial period	**707**	527	34.3	412	71.9
Currency translation adjustments	**152**	16	860.9	131	15.5
Change in available-for-sale reserve					
Change in fair value	**139**	225	(38.1)	26	426.4
Transfer to profit and loss account on disposal/impairment	**11**	2	378.1	224	(95.0)
Tax on net movement	**(24)**	(18)	(32.5)	(32)	26.7
Change in share of other comprehensive income of associates	**(4)**	27	(114.7)	(33)	87.9
Other comprehensive income for the financial period	**275**	252	8.8	317	(13.3)
Total comprehensive income for the financial period	**982**	779	26.0	728	34.8
Attributable to:					
Equity holders of the Bank	**974**	773	26.1	726	34.2
Minority interests	**8**	6	24.9	3	188.0
	982	779	26.0	728	34.8



Consolidated Balance Sheet (Unaudited)

	Mar-10	Dec-09 [1]	Mar-09
	$m	$m	$m
Equity			
Share capital	**4,051**	4,051	4,045
Retained earnings	**6,981**	6,324	6,087
Other reserves	**8,894**	8,611	6,129
Equity attributable to equity holders of the Bank	**19,926**	18,986	16,260
Minority interests	**173**	169	148
Total	**20,099**	19,155	16,408
Liabilities			
Deposits and balances of banks	**28,910**	27,751	23,620
Deposits and balances of non-bank customers	**125,570**	121,502	119,357
Bills and drafts payable	**1,282**	1,438	826
Other liabilities	**9,605**	9,688	11,804
Debts issued	**6,122**	6,044	6,529
Total	**171,488**	166,423	162,136
Total equity and liabilities	**191,587**	185,578	178,543
Assets			
Cash, balances and placements with central banks	**21,221**	18,865	16,086
Singapore Government treasury bills and securities	**14,850**	12,787	12,782
Other government treasury bills and securities	**9,625**	7,704	2,547
Trading securities	**127**	118	135
Placements and balances with banks	**13,131**	14,116	12,274
Loans to non-bank customers	**100,577**	99,201	99,660
Investment securities	**15,801**	16,177	15,758
Other assets	**8,625**	8,994	11,923
Investment in associates	**1,233**	1,212	1,062
Investment properties	**1,131**	1,134	1,040
Fixed assets	**1,033**	1,040	1,064
Intangible assets	**4,233**	4,229	4,211
Total	**191,587**	185,578	178,543
Off-balance sheet items			
Contingent liabilities	**13,463**	12,388	11,578
Financial derivatives	**283,348**	269,080	365,963
Commitments	**50,073**	47,278	51,414
Net asset value per ordinary share ($)	**11.80**	11.17	9.37

Note:

1 Audited.



Consolidated Statement of Changes in Equity (Unaudited)

	Attributable to equity holders of the Bank					
	Share capital	Retained earnings	Other reserves	Total	Minority interests	Total equity
	$m	$m	$m	$m	$m	$m
Balance at 1 January 2010	**4,051**	**6,324**	**8,611**	**18,986**	**169**	**19,155**
Profit for the financial period	**-**	**700**	**-**	**700**	**7**	**707**
Other comprehensive income for the financial period	**-**	**-**	**274**	**274**	**1**	**275**
Total comprehensive income for the financial period	**-**	**700**	**274**	**974**	**8**	**982**
Change in minority interests	**-**	**-**	**0**	**0**	**(2)**	**(2)**
Dividends	**-**	**(43)**	**-**	**(43)**	**(1)**	**(45)**
Share-based compensation	**-**	**-**	**9**	**9**	**-**	**9**
Balance at 31 March 2010	**4,051**	**6,981**	**8,894**	**19,926**	**173**	**20,099**
Balance at 1 January 2009	4,045	5,724	5,804	15,573	146	15,719
Profit for the financial period	-	409	-	409	2	412
Other comprehensive income for the financial period	-	-	317	317	0	317
Total comprehensive income for the financial period	-	409	317	726	3	728
Transfers	-	(3)	3	-	-	-
Change in minority interests	-	-	-	-	0	0
Dividends	-	(44)	-	(44)	(1)	(45)
Share-based compensation	-	-	5	5	-	5
Balance at 31 March 2009	4,045	6,087	6,129	16,260	148	16,408

Consolidated Cash Flow Statement (Unaudited)

	1Q10 $m	1Q09 $m
Cash flows from operating activities		
Operating profit before amortisation and impairment charges	**960**	893
Adjustments for:		
Depreciation of assets	**34**	33
Net gain on disposal of assets	**(134)**	(23)
Share-based compensation	**9**	5
Operating profit before working capital changes	**869**	909
Increase/(decrease) in working capital		
Deposits	**5,226**	(3,646)
Bills and drafts payable	**(155)**	(722)
Other liabilities	**(185)**	(1,073)
Trading securities	**(9)**	4
Placements and balances with banks	**984**	2,922
Loans to non-bank customers	**(1,438)**	(35)
Other assets	**37**	1,113
Cash generated from/(used in) operations	**5,329**	(529)
Income tax paid	**(49)**	(28)
Net cash provided by/(used in) operating activities	**5,280**	(556)
Cash flows from investing activities		
Net cash flow on disposal/(acquisition) of:		
Investment securities and associates	**489**	53
Properties and other fixed assets	**(23)**	(44)
Proceeds from disposal of subsidiaries	**426**	-
Change in minority interests	**(2)**	0
Dividends received from associates	**1**	4
Net cash provided by investing activities	**890**	13
Cash flows from financing activities		
Net increase in debts issued	**78**	283
Dividends paid on preference shares	**(53)**	(55)
Dividends paid to minority interests	**(1)**	(1)
Net cash provided by financing activities	**23**	227
Currency translation adjustments	**147**	132
Net increase/(decrease) in cash and cash equivalents	**6,340**	(185)
Cash and cash equivalents at beginning of the financial period	**39,356**	31,600
Cash and cash equivalents at end of the financial period	**45,696**	31,415
Represented by:		
Cash, balances and placements with central banks	**21,221**	16,086
Singapore Government treasury bills and securities	**14,850**	12,782
Other government treasury bills and securities	**9,625**	2,547
Cash and cash equivalents at end of the financial period	**45,696**	31,415



Balance Sheet of the Bank (Unaudited)

	Mar-10 $m	Dec-09 [1] $m	Mar-09 $m
Equity			
Share capital	**3,220**	3,220	3,213
Retained earnings	**5,932**	5,337	5,323
Other reserves	**8,299**	8,136	5,812
Total	**17,450**	16,693	14,348
Liabilities			
Deposits and balances of banks	**27,706**	26,482	22,536
Deposits and balances of non-bank customers	**99,691**	95,930	94,482
Deposits and balances of subsidiaries	**2,587**	2,513	4,027
Bills and drafts payable	**275**	166	107
Other liabilities	**7,416**	7,937	8,833
Debts issued	**6,315**	6,324	6,736
Total	**143,991**	139,352	136,722
Total equity and liabilities	**161,441**	156,046	151,070
Assets			
Cash, balances and placements with central banks	**14,736**	12,935	11,548
Singapore Government treasury bills and securities	**14,797**	12,724	12,717
Other government treasury bills and securities	**7,480**	4,694	1,287
Trading securities	**127**	114	125
Placements and balances with banks	**11,523**	12,821	10,508
Loans to non-bank customers	**76,622**	76,600	77,001
Placements with and advances to subsidiaries	**3,700**	2,578	2,055
Investment securities	**14,749**	15,169	14,759
Other assets	**7,208**	7,384	9,882
Investment in associates	**371**	371	372
Investment in subsidiaries	**4,764**	5,278	5,404
Investment properties	**1,403**	1,424	1,262
Fixed assets	**779**	771	967
Intangible assets	**3,182**	3,182	3,182
Total	**161,441**	156,046	151,070
Off-balance sheet items			
Contingent liabilities	**10,899**	9,936	9,548
Financial derivatives	**259,309**	246,936	346,737
Commitments	**38,051**	35,897	36,638
Net asset value per ordinary share ($)	**10.71**	10.20	8.65

Note:
1 Audited.



Statement of Changes in Equity of the Bank (Unaudited)

	Share capital $m	Retained earnings $m	Other reserves $m	Total equity $m
Balance at 1 January 2010	**3,220**	**5,337**	**8,136**	**16,693**
Profit for the financial period	**-**	**627**	**-**	**627**
Other comprehensive income for the financial period	**-**	**-**	**154**	**154**
Total comprehensive income for the financial period	**-**	**627**	**154**	**781**
Dividends	**-**	**(33)**	**-**	**(33)**
Share-based compensation	**-**	**-**	**9**	**9**
Balance at 31 March 2010	**3,220**	**5,932**	**8,299**	**17,450**
Balance at 1 January 2009	3,213	5,031	5,632	13,876
Profit for the financial period	-	325	-	325
Other comprehensive income for the financial period	-	-	174	174
Total comprehensive income for the financial period	-	325	174	499
Dividends	-	(33)	-	(33)
Share-based compensation	-	-	5	5
Balance at 31 March 2009	3,213	5,323	5,812	14,348